Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Copano Energy, L.L.C.

Subject Company: Copano Energy, L.L.C.

Commission File No.: 001-32329

The following FAQ was provided to employees of Copano Energy, L.L.C. (“Copano”) in connection with the execution of an Agreement and Plan of Merger, dated as of January 29, 2013, among Kinder Morgan Energy Partners, L.P. (“KMP”), Kinder Morgan G.P., Inc., Javelina Merger Sub LLC and Copano.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

KMP plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction.  KMP and Copano plan to file with the SEC and Copano plans to mail to its unitholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about KMP, Copano, the transaction and related matters.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by KMP and Copano through the web site maintained by the SEC at www.sec.gov or by phone, email or written request by contacting the investor relations department of KMP or Copano at the following:

	KMP	Copano

Address:	1001 Louisiana Street, Suite 1000	1200 Smith Street, Suite 2300
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 621-9547
E-mail:	kmp_ir@kindermorgan.com	ir@copano.com

PARTICIPANTS IN THE SOLICITATION

KMP and Copano, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.  Information regarding the directors and executive officers of KMP’s general partner and Kinder Morgan Management, LLC, the delegate of KMP ‘s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2011, which has been filed with the SEC.  Information regarding Copano’s directors and executive officers is contained in

Copano’s Form 10-K for the year ended December 31, 2011 and its proxy statement filed on April 5, 2012, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMP and Copano, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company and any other statements about KMP or Copano management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction; the ability of KMP to successfully integrate Copano’s operations and employees and realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; price volatility and market demand for natural gas and natural gas liquids; higher construction costs or project delays due to inflation, limited availability of required resources or the effects of environmental, legal or other uncertainties; the ability of the combined company to continue to obtain new sources of natural gas supply; the impact on volumes and resulting cash flow of technological, economic and other uncertainties inherent in estimating future production, producers’ ability to drill and successfully complete and attract new natural gas supplies and the availability of downstream transportation systems and other facilities for natural gas and NGLs; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMP’s and Copano’s Annual Reports on Form 10-K for the year ended December 31, 2011 and their most recent quarterly report filed with the SEC.  KMP and Copano disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

CPNO FAQ for Copano Employees	January 29, 2013

1.              What was announced today?

•                  Last evening, we announced that Copano has entered into a definitive merger agreement with Kinder Morgan Energy Partners, L.P. (KMP) under which we will combine our companies in a unit-for-unit transaction valued at approximately $5 billion, including Copano’s outstanding debt.

•                  Remember, our Insider Trading Policy requires that employees wait until the expiration of two full trading days after an announcement like this one before trading in the securities of Copano or Kinder Morgan.

2.              Who is Kinder Morgan Energy Partners (KMP)?

•                  As you probably know, KMP is a leading pipeline transportation and energy storage company and one of the largest publicly traded pipeline master limited partnerships in America.

•                  Since 1996, Kinder Morgan has grown from a company with 175 employees and an enterprise value of $350 million, into the largest midstream and third largest energy company in North America, with approximately 11,000 employees and an enterprise value of approximately $100 billion.  Kinder Morgan is committed to delivering attractive returns to its shareholders and unitholders.

•                  Most of Kinder Morgan’s assets are at KMP, which has a history of successfully generating positive annual growth for its unitholders. Since 1997, the company has invested over $30 billion in expansions, new build projects, joint ventures and acquisitions to grow the company, and during that same period, KMP has delivered a compound annual growth rate of 24 percent to its unitholders.

3.              What is Kinder Morgan’s overall strategy?

•                  Kinder Morgan’s strategy is very simple and has remained consistent since 1997:

•                  it owns and operates primarily fee-based assets that are core to the North American energy infrastructure and that produce stable and substantial cash flow;

•                  it runs these assets as safely and efficiently as possible with a strong commitment to protecting the public, its employees, contractors and the environment;

•                  it controls costs as it’s the investors’ money — not management’s;

•                  it leverages its asset footprint to seek attractive capital investment opportunities through both expansions and acquisitions; and

•                  it maintains a strong balance sheet which enables it to access the capital markets to continue growing the business.

•                  Additionally Kinder Morgan tries to align management’s interests with shareholders.  For example, Chairman and CEO Rich Kinder currently owns about 24 percent of KMI and receives a salary of $1 a year, no bonuses, no stock option grants and no restricted stock.

4.              Why are KMP and Copano combining?

•                  We were very familiar with KMP as a leader in midstream services, and given our track record of success working with KMP, we are confident that KMP is the right partner to help move our business forward.

•                  In terms of our assets, the added breadth and diversity of KMP’s portfolio significantly reduces our geographic concentration risk, providing more stable cash flows that originate from several points in the energy value chain.

•                  In addition, as a larger, more diversified company, KMP has additional resources, and a much lower cost of capital. With this additional financial flexibility, we will be more competitive in pursuing and completing acquisitions and better-positioned to execute on organic growth opportunities, like those in the Eagle Ford Shale.

•                  As part of KMP, we will also be well positioned to capitalize on our high-return organic growth projects to drive enhanced value to our unitholders.

•                  So, the transaction doesn’t just maximize value today, it also sets the stage for us to continue creating value for unitholders of the combined entity.

•                  We are also pleased that, through this transaction, we can deliver even better service to our customers and provide even more value for customers at each point in the midstream process.  Copano has always been committed to the highest quality customer service, and that remains our priority.

•                  Lastly, we believe that being part of the KMP family will provide a broad range of career opportunities for many Copano employees.  Rich and KMP recognize and appreciate the skilled and dedicated workers at Copano who have helped build our company into the successful midstream services provider that we are today.  We look forward to combining our talent to further enhance our services, and we fully expect a seamless integration.

5.              What are the terms of the transaction?

•                  Under the terms of the agreement, Copano unitholders will receive 0.4563 units of KMP for each common unit of Copano that they own.

•                  The consideration to be received by Copano unitholders is valued at $40.91 per Copano common unit based on KMP’s closing price as of January 29, 2013, representing a 23.5 percent premium over the closing price of Copano common units on January 29, 2013.

6.              How does Kinder Morgan expect to achieve efficiencies?

•                  Kinder Morgan has been very successful in acquiring and merging companies and operating assets efficiently.  Kinder Morgan’s philosophy is to reduce corporate overhead expenses and apply a disciplined budgeting approach to operations.  For example, the company caps base salaries for executives, and eliminates corporate perks and other unnecessary overhead.  It has no corporate aircraft, no sponsorships, no sports tickets, no club memberships, and no supplemental retirement or special benefit plans for senior executives.  Kinder Morgan often says that it is a company run by shareholders for shareholders.  In short, management tries to run the company like a prudent person would run his or her own personal affairs and spend money on the things that really matter, like maintaining its assets.  The hands-on senior management team meets weekly with Kinder Morgan business unit presidents and operational heads to review financial performance and receive operational updates.

7.              What are the benefits of this transaction for employees?

•                  As part of a larger, more diversified organization — and specifically, as part of KMP’s Natural Gas Pipelines business — we expect that this transaction will provide a broad range of career opportunities for many Copano employees.  KMP has stated that this transaction is about producing future cash flow and expanding its midstream services footprint, and that it anticipates retaining the vast majority of Copano’s 415 employees. We have been very successful in developing a productive regional gathering and processing model, and KMP intends to use Copano’s talent and resources as part of its ongoing expansion.

•                  KMP also has a history of successfully generating positive annual growth for its unitholders, and because this is a unit-for-unit combination in which unitholders will exchange their Copano units for KMP units, we, as Copano unitholders will have the opportunity to benefit from the considerable potential upside of this combination.

•                  In addition, all unitholders, including all employees, will receive the transaction premium and higher distributions associated with the new KMP security.

8.              Will this announcement have an immediate effect on day-to-day operations at Copano or my day-to-day relationship with KMP?

•                  Until we complete the transaction, which we expect to occur sometime during the third quarter of 2013, Copano and KMP will remain and continue to operate as independent companies.

•                  It is important that you not leave Copano’s customers or other business partners with the impression that Copano and KMP have already pooled resources or otherwise integrated their businesses.  It should be emphasized to customers, vendors and partners that the two companies remain separate and will continue to operate separately until the merger is approved and the closing actually takes place later this year.

•                  If you ordinarily contact KMP as part of your job, then you may continue those contacts. However, you should not take it upon yourself to undertake planning or information sharing activities without specific instruction from Copano’s legal or integration planning teams.

•                  If you job does not require you to contact KMP, then do not contact anyone at KMP to address the merger unless directed by Copano’s legal or integration planning teams.

•                  We should continue to focus on providing our usual high quality service to customers.

9.              Will there be any changes to employee compensation, benefits and plans?

•                  Until the transaction is completed, which we expect to occur in the third quarter of 2013, Copano and KMP remain independent companies and your compensation and benefits will generally continue in the ordinary course.  Which until closing means:

•                  Outstanding LTIP awards will continue to vest while you are employed by Copano.  At closing, all outstanding awards will vest in full, all outstanding options and UARs will be deemed net exercised and all resulting common units will be exchanged into KMP units. For 2013, the annual long-term incentive awards will be made in cash, rather than equity.

•                  Employees will continue to participate in existing bonus plans

•                  Participation in Copano’s insurance programs will continue; re-enrollment will be conducted as scheduled

•                  Copano’s 401(k) program will remain in place

•                  Employees will continue to be participants in a change in control severance plan, which provides severance and insurance benefits should an employee lose his or her job as a result of this transaction, if the employee meets the eligibility requirements set forth in the applicable plan

•                  Upon (or shortly after) closing, continuing employees will begin participating in KMP compensation and benefits programs, which we believe are very competitive.

•                  Of course, it is early in this process and more details with respect to future compensation and benefit matters will be communicated to you as they are finalized.

10.       Who will lead the combined company?

•                  Rich Kinder will continue as Chairman and CEO of the Kinder Morgan companies.

•                  The specific roles for the Copano executive leadership team have not been determined, but management is committed to successful integration of the two companies.

•                  Together with KMP, we will establish an integration team that will work to develop a detailed and thoughtful plan to make the post-closing integration as seamless as possible.

11.      Will Copano have any members on the KMP board of directors?

No.

12.       What will happen to Copano’s offices?

•                  Many decisions about how we will combine the two companies have yet to be made, however, KMP’s headquarters is in Houston, and KMP has stated that it intends to maintain the Tulsa office.

13.       What is the employee integration process?

•                  Many decisions about how we will combine the two companies have not yet been made, however, KMP has a record of successfully integrating organizations.

•                  Together with KMP, we will establish an integration team that will work to develop a detailed and thoughtful plan to make the post-closing integration as seamless as possible.

•                  We will keep you updated regarding important developments through meetings, letters and other communications, as appropriate.

14.       Will there be any layoffs?

•                  Decisions about how we will combine the two companies and the role for our current employees have not yet been made; however, KMP has stated that it anticipates retaining the vast majority of Copano’s 415 employees.  Additionally, Kinder Morgan has many job openings for which Copano employees may be eligible to apply following closing.

•                  In order to minimize the distractions of personal uncertainty associated with a transaction of this type, Copano has adopted change in control severance plans in which employees working 30 hours or more participate. These plans provide a severance benefit in the event you lose your job in connection with a change of control. If you have questions regarding your benefits, please contact Human Resources.

•                  We will keep you updated regarding important developments through meetings, letters and other communications, as appropriate.

15.       Is this a merger or an acquisition?

•                  Kinder Morgan is acquiring Copano.  However, the boards of directors of both companies approved the transaction.

16.       Does Kinder Morgan expect that other companies will bid on Copano?

•                  Other companies could bid on Copano, but KMP may, under certain circumstances, receive a breakup fee if the transaction does not go through.

17.      What are the next steps?

•                  The transaction is subject to customary closing conditions and regulatory approvals, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

•                  The transaction will also require the approval of Copano unitholders, who will vote at a special meeting to be held as soon as practicable.

•                  Until we complete the transaction, which we expect to occur in the third quarter of 2013, Copano and KMP remain and will continue to operate as independent companies, and it remains business as usual at Copano.  We should continue to focus on providing our usual high quality service to our customers.

18.       When will the transaction be completed?

•                  The transaction is expected to close during the third quarter of 2013, subject to customary closing conditions and regulatory approvals.

19.       What should I say if contacted by people outside of the company?

•                  If you receive any inquiries from the media or other questions from outside Copano, please contact Carl Luna at (713) 737-9191 or via email at carl.luna@copano.com.

20.       Who can I contact if I have more questions?

•                  If you have any further questions, please feel free to reach out to your supervisor or HR representative.

•                  We will keep you updated regarding important developments through meetings, letters and other communications, as appropriate.

If you have any additional questions, you can submit them by email to questions@copano.com.